Exhibit 99.2

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of May 23, 2023, by and among (i) Kamada Ltd., a company organized under the laws of the State of Israel, registration number 51-1524605 (the “Company”), and (ii) FIMI Opportunity 7, L.P., a limited partnership formed under the laws of the State of Delaware (“FIMI Delaware”), and FIMI Israel Opportunity 7, Limited Partnership, a limited partnership formed under the laws of the State of Israel, either directly or through a wholly owned entity (“FIMI Israel” and together with FIMI Delaware, the “Purchaser”).

WITNESSETH:

WHEREAS, the Company desires to issue and sell, and the Purchaser desires to purchase from the Company, the Closing Shares (as defined below), pursuant to the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto (each, a “Party” and, together, the “Parties”) agree as follows:

1.	The Transactions.

1.1.	Issue and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement and on the basis of the representations and warranties set forth hereinafter, at the Closing, the Company shall issue to the Purchaser, and the Purchaser shall purchase from the Company, for an aggregate purchase price of US$60,000,000 (the “Purchase Price”), an aggregate of 12,631,579 newly issued Ordinary Shares of the Company, nominal value NIS 1.00 each (the “Closing Shares” and the “Ordinary Shares”, respectively). The Closing Shares shall be allocated among each of FIMI Delaware and FIMI Israel as set forth on Exhibit A hereto. The Closing Shares shall be free and clear of any Encumbrance (as defined below) imposed by the Company and shall be listed on the Nasdaq Stock Market LLC and on the Tel Aviv Stock Exchange (“NASDAQ” and “TASE”, respectively). The price per share of each Closing Share shall be US$4.75 (the “Price Per Share”), subject to adjustment as set forth in Sections 1.2 and 1.3 below.

1.2.	Adjustment of Price Per Share. If any dividends are distributed by the Company following the date hereof and prior to Closing, the aggregate amount of any such dividends distributed per Ordinary Share shall be reduced from the Price Per Share.

1.3.	Recapitalization Adjustments. In the event of any stock split (bonus shares), consolidation, share dividend (including any dividend or distribution of securities convertible into share capital), reorganization, reclassification, combination, recapitalization or other like change with respect to the Ordinary Shares occurring after the date hereof and prior to the Closing, all references in this Agreement to a specified price per share, numbers of shares and all calculations provided for that are based upon numbers affected thereby, shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such event.

2.	Closing.

2.1.	The Closing. The consummation of the issuance and sale of the Closing Shares to the Purchaser (the “Closing”) will take place at the offices of Naschitz, Brandes, Amir & Co., 5 Tuval Street, Tel Aviv, Israel 6789717, at a time and date to be designated by the Parties, which shall be no later than the tenth business day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Sections 6.1, 6.2 and 6.3 hereof (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”. For purposes of this Agreement, “business day” shall mean any day other than a Friday or Saturday or other day on which the banks in Israel are authorized by Applicable Law or executive order to be closed.

2.2.	Transactions at the Closing. At the Closing, the following transactions shall take place, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any required document delivered until all such transactions have been completed and all required documents delivered:

2.2.1.	The Purchaser shall have received from the Company the following:

(a)	true and correct copies of the resolutions of each of (i) the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), and (ii) the Company’s Board of Directors (the “Board”);

(b)	a compliance certificate duly executed by the Chief Executive Officer or Chief Financial Officer of the Company to be dated and released on the Closing Date, substantially in the form attached hereto as Exhibit 2.2.1(b), certifying that: (i) the representations and warranties of the Company hereunder are true and correct as of the date hereof and are true and correct in all material respects as of the Closing Date as if made on such date (unless, in each case, any such representation or warranty of the Company speaks as of a specific date therein, in which case such representation or warranty shall be true and correct in all material respects as of such date); (ii) all covenants required by the terms hereof to be performed by the Company on or prior to the Closing Date have been so performed in all material respects; and (iii) from the date hereof and until the Closing Date, there has not been a Material Adverse Effect, as defined below and in accordance with Section 6.1.5 hereof;

(c)	a counterpart of the Amended and Restated Registration Rights Agreement, in the form attached hereto as Exhibit 2.2.1(c) (the “Registration Rights Agreement”), duly executed by the Company;

(d)	duly executed irrevocable letter of instructions from the Company to the Company’s transfer agent and registrar, American Stock Transfer and Trust Company LLC, instructing the recordation of the issuance of the Closing Shares to the Purchaser and the delivery of the Closing Shares in book entry form to the Purchaser;

(e)	an approval from the TASE that the Closing Shares have been listed for trading; and

(f)	a copy of the Notice of Listing of Additional Shares in respect of the Closing Shares duly submitted to NASDAQ.

2.2.2.	The Company shall have received from the Purchaser the following:

(a)	a compliance certificate duly executed by an executive officer of the managing general partner of the Purchaser to be dated and released on the Closing Date, substantially in the form attached hereto as Exhibit 2.2.2(a), certifying that: (i) the representations and warranties of the Purchaser hereunder are true and correct as of the date hereof and are true and correct in all material respects as of the Closing Date as if made on such date (unless, in each case, any such representation or warranty of the Purchaser speaks as of a specific date therein, in which case such representation or warranty shall be true and correct in all material respects as of such date); and (ii) all covenants required by the terms hereof to be performed by the Purchaser on or prior to the Closing Date have been so performed in all material respects;

(b)	a counterpart of the Registration Rights Agreement duly executed by the Purchaser; and

(c)	the Purchase Price, by electronic transfer of immediately available cleared funds to the account of the Company, the details of which the Company shall have communicated to the Purchaser at least two business days prior to the Closing Date.

(d)	a completed and executed undertaking of FIMI Delaware to the Israel Innovation Authority in the form attached hereto as Exhibit 2.2.2(d) (the “IIA Undertaking”).

2.2.3.	The Company shall have obtained or submitted, as applicable, and delivered to the Purchaser copies of all Required Approvals and Notices (as defined below) set forth in Section 1 of Exhibit 4.5.2.

2.2.4.	The approval of the Director General of the Israel Competition Authority to the consummation of the transactions contemplated herein (the “ICA Approval”) shall have been obtained.

2.2.5.	The shareholders of the Company shall have approved the transactions contemplated in this Agreement and, to the extent applicable, the other Transaction Documents (as defined below) pursuant to Section 328(b)(i) of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and Sections 270(5) and 274 of the Companies Law (the “Company Shareholder Approval”).

3.	Reserved.

4.	Representations and Warranties of the Company.

The Company hereby represents and warrants to the Purchaser as of the date hereof, and acknowledges that the Purchaser is entering into this Agreement in reliance thereon, as follows:

4.1.	Organization. The Company is a company duly organized and validly existing under the laws of the State of Israel. The Company is duly qualified to conduct its business and has the requisite corporate power and authority to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as currently conducted, as described in the Company Reporting Documents (as such term is defined below). Other than the entities set forth in Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2023 (the “Annual Report”), which forms part of the Company Reporting Documents (each a “Subsidiary” and, collectively, “Subsidiaries”), the Company does not own or hold any equity or similar interest of any person, or any interest convertible or exchangeable or exercisable for any such equity or similar interest.

4.2.	Organizational Documents. Complete and correct copies of the Memorandum of Association and the Articles of Association of the Company, as amended to date, are each filed or incorporated by reference as exhibits to the Company Reporting Documents. All such organizational documents are in full force and effect.

4.3.	Capitalization; Valid Issuance.

4.3.1.	As of the date hereof, the authorized and registered share capital of the Company is NIS 70,000,000, divided into 70,000,000 Ordinary Shares, 44,837,307 of which are issued and outstanding. The names of all beneficial holders of more than 5% of the issued and outstanding share capital of the Company that are known to the Company, as at the date of this Agreement, based on filings made under Regulation 13D under the Securities Exchange Act of 1934 with the Commission, or as otherwise notified to the Company, are as set forth in Item 7 of the Annual Report, provided that the beneficial holdings of such beneficial holders, as known to the Company, were true and accurate as of the date set forth in such Annual Report.

As of March 31, 2023: (i) 1,040,179 Ordinary Shares are reserved for issuance under the Company’s 2011 Israeli Share Award Plan, as amended (the “Option Plan”), and (ii) 3,091,233 Ordinary Shares are subject to outstanding options under the Option Plan, of which options to purchase 1,316,292 Ordinary Shares were vested as of such date, and 12,457 restricted share units were outstanding under the Option Plan.

With respect to the options and other equity awards issued pursuant to the Option Plan, (i) each grant of an option and other equity award was duly authorized by the Board or the Company’s Compensation Committee in accordance with Applicable Law no later than the grant date thereof, (ii) each grant was made in all material respects in accordance with the terms of the Option Plan and all Applicable Laws, including applicable securities laws, (iii) the Option Plan is the only plan or program the Company maintains under which outstanding options to acquire Ordinary Shares, options or other compensatory equity-based awards have been or may be granted, (iv) the Company has made available to Purchaser or to its counsel true, correct and complete copies of the Option Plan and the forms of option agreements and other equity award agreements executed thereunder, (v) there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement such option agreements and other equity award agreements, and (vi) each grant was properly accounted for in all material respects in accordance with International Financial Reporting Standards (“IFRS”) in the financial statements (including the related notes) of the Company.

Except as set forth herein and as arising under this Agreement, there are no other shares, convertible or other securities, outstanding warrants, options, or other rights to subscribe for, purchase, or acquire from the Company any securities of the Company, or under which the Company is, or may become, obligated to issue any securities.

4.3.2.	There are no outstanding bonds, debentures, notes or other indebtedness or any other instrument issued or granted by the Company having the right to vote on any matters on which the Company’s shareholders may vote. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company’s or any Subsidiary’s securities. All of the issued and outstanding share capital of the Company has been duly authorized and validly issued and is fully paid and non-assessable.

4.3.3.	The Ordinary Shares are listed for trading on NASDAQ and on the TASE. There is no action or proceeding pending or, to the Company’s Knowledge, threatened against the Company by NASDAQ, the TASE or any other Governmental Entity (as defined below) with respect to any intention by such entity to suspend or terminate the listing of the Ordinary Shares for trading on NASDAQ and/or on the TASE.

In this Agreement, “Company’s Knowledge,” “to the Knowledge of the Company” or words of similar import shall mean, with respect to the Company, the actual knowledge, after reasonable inquiry, of Amir London and Chaime Orlev, with respect to each, in the ordinary course of performing his duties for the Company, it being understood that such reasonable inquiry shall not require any such individual to contact or request any information from any person that is not an employee of the Company or its Subsidiaries.

4.3.4.	The Closing Shares to be issued and sold to the Purchaser hereunder, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid, and non-assessable, listed for trading on NASDAQ and on the TASE, and free and clear of any and all Encumbrances and restrictions on transfer, except as a result of any action by the Purchaser and such transfer restrictions that may apply under Israeli and U.S. local, federal and state securities laws, including the U.S. Securities Act of 1933, as amended (the “Securities Act”).

4.4.	Authority. Subject to obtaining the Company Shareholder Approval, the Company has the necessary corporate power and authority to enter into and be bound by the provisions of this Agreement and each of the other agreements, certificates and other instruments hereunder (collectively, the “Transaction Documents”) required to be delivered by the Company, at or prior to Closing and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All the transactions described in the Transaction Documents have been duly approved by the Audit Committee and the Company’s Board, and the Company’s Board shall have recommended that the Company’s shareholders vote in favor of the Company Shareholder Approval. Except for receipt of the Company Shareholder Approval, the execution and delivery by the Company of this Agreement and each of the other Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby shall have been, at the Closing Date, duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company shall be necessary to authorize this Agreement and each of the other Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity. Each of the other Transaction Documents to which the Company is a party, when executed and delivered by the Company, shall have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Purchaser, shall constitute a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

4.5.	No Conflict; Required Filings and Consents.

4.5.1.	The execution and delivery by the Company of this Agreement and each of the other Transaction Documents to which it is a party do not, with or without the giving of notice or the lapse of time or both, (i) conflict with or violate the Memorandum of Association or Articles of Association of the Company, (ii) subject to obtaining the Company Shareholder Approval, the ICA Approval and the Required Approvals and Notices, conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any of their respective properties or assets is bound or affected, or (iii) result in any breach of or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any Material Agreement (as defined below), or result in the creation of any mortgage, hypothecation, charge, pledge, lien, or assignment, or any other encumbrance or security interest or arrangement of whatsoever nature (each, an “Encumbrance”) on the properties or assets of the Company pursuant to, any Material Agreement, except in the case of clause (iii), for such violations, conflicts, breach, default of termination, amendment, acceleration or cancellation or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.5.2.	The performance by the Company of its obligations under this Agreement and each of the other Transaction Documents to which it is a party will not, (i) conflict with or violate the Memorandum of Association or Articles of Association of the Company, (ii) subject to obtaining the Company Shareholder Approval, the ICA Approval and the Required Approvals and Notices, conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any of their respective properties or assets is bound or affected, (iii) result in any breach of or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any Material Agreement, or result in the creation of any Encumbrance on the properties or assets of the Company pursuant to, any Material Agreement, except in the case of clause (iii), for such violations, conflicts, breach, default of termination, amendment, acceleration or cancellation or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (iv) require any consent, approval, authorization or permit of or filing with or notification to any Governmental Entity or other third party, by or with respect to the Company, except for the ICA Approval and the consents, approvals, authorizations, permits or notification detailed in Exhibit 4.5.2 (the “Required Approvals and Notices”). The term “Governmental Entity” means any governmental or legal authority exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government, including, without limitation, the Director General of the Israel Competition Authority.

4.6.	Financial Statements; Company Reporting Documents. The term “Financial Statements” in this Section 4.6 means the audited consolidated financial statements of the Company for each of the three years ended on December 31, 2020, 2021 and 2022 (the “Audited Financial Statements”), and the unaudited consolidated financial statements of the Company for the three months ended on March 31, 2023 (the “Unaudited Financial Statements”), including the respective balance sheet, statements of income, cash-flow and changes in shareholders’ equity for the periods ended thereon, including all notes and reports thereto. The Audited Financial Statements have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. The Financial Statements are available for public access via the EDGAR system of the Commission.

4.6.1.	Each of the Financial Statements has been prepared in accordance with IFRS consistently applied, except as may be otherwise specified in the Financial Statements (including the notes thereto) and except that the Unaudited Financial Statements may not contain all footnotes required by IFRS. Each of the Financial Statements is true and correct in all material respects and fairly reflects in all material respects the financial condition and results of operations of the Company and its Subsidiaries at the relevant dates and for the periods indicated therein, subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments.

4.6.2.	All statements, reports, schedules, forms and other documents (and all exhibits, supplements and amendments) required to have been published and/or filed and/or furnished by the Company pursuant to Applicable Laws with the Commission, the Israel Securities Authority and the TASE (the “Company Reporting Documents”) since January 1, 2020 have been so published and/or filed and/or furnished, as applicable, on a timely basis. As of the time it was published and/or filed and/or furnished, as applicable, other than as corrected in a subsequent Company Reporting Document: (i) each of the Company Reporting Documents complied in all material respects with Applicable Laws as in effect on the date such Company Reporting Document was filed; and (ii) none of the Company Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The term “Applicable Law” means any provision of any statute, law, ordinance, rule, regulation, decree, order, concession, grant, permit or license or other governmental authorization or approval applicable to the Company or its Subsidiaries.

4.6.3.	Since December 31, 2022, except as specifically disclosed by the Company in a Company Reporting Document:

(i)	Neither the Company nor any of its Subsidiaries has entered into any material transaction with an aggregate amount or value exceeding US$1,500,000 other than in the Ordinary Course of Business (as defined below);

(ii)	Neither the Company nor any of its Subsidiaries has incurred any debt or obtained any loan facility in an aggregate amount exceeding US$500,000;

(iii)	Neither the Company nor any of its Subsidiaries has declared or paid any cash dividend or made any distribution on any of its securities;

(iv)	There has been no sale, assignment, or transfer of any tangible or intangible material asset of the Company or any of its Subsidiaries with an aggregate amount or value exceeding US$500,000;

(v)	Neither the Company nor any of its Subsidiaries has written off as uncollectible, or established any extraordinary reserve with respect to, any material account receivable or other indebtedness, or, to the Company’s Knowledge, has any reason to do so, and to the Company’s Knowledge, all material existing accounts receivable of the Company and its Subsidiaries (including those material accounts receivable that have not yet been collected and those material accounts receivable that have arisen since December 31, 2018 and have not yet been collected) represent valid obligations of customers of the Company or a Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, without any counterclaim or set off;

The term “Ordinary Course of Business” means all activities conducted by Company and its Subsidiaries in the ordinary course of their businesses consistent with past practice.

(vi)	Neither the Company nor any of its Subsidiaries has made any material change in accounting methods or practice; and

(vii)	Neither the Company nor any of its Subsidiaries has committed to do any of the foregoing.

4.6.4.	Except as fully reflected and disclosed in the Financial Statements, neither the Company nor any of its Subsidiaries has any material indebtedness or liability, whether absolute, accrued, fixed, contingent or otherwise, neither the Company nor any of its Subsidiaries is a guarantor of any material debt or obligation of another, nor has the Company or any of its Subsidiaries given any material indemnification, loan, security or otherwise agreed to become directly or contingently liable for any material obligation of any person, and no person has given any material guarantee of or security for any obligation of the Company or any of its Subsidiaries, except, in each case, those which have arisen since the date of the Financial Statements in the Ordinary Course of Business or incurred pursuant to executory obligations under contracts in effect signed prior to the date hereof and liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

4.6.5.	Operations in the Ordinary Course. Except as set forth in the Company Reporting Documents (including in the Financial Statements), since April 1, 2023, each of the Company and its Subsidiaries has operated its business in the usual and Ordinary Course of Business and has not suffered any Material Adverse Effect. The term “Material Adverse Effect” means a material adverse effect on the business, the assets, financial condition, liabilities or results of operations (including business relationships with key customers and suppliers) of, the Company and its Subsidiaries taken as a whole.

4.7.	Litigation. Except as set forth in the Company Reporting Documents, there are no claims, actions or proceedings pending or, to the Company’s Knowledge, threatened in writing since January 1, 2021 against the Company or any of its Subsidiaries, any of their respective properties or, to the Company’s Knowledge, any of their respective or former officers, directors or shareholders (in each case in their capacity as such) before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign.

4.8.	Licenses and Permits; Compliance with Laws. The Company and its Subsidiaries hold all material permits, licenses, authorizations and approvals required for the conduct of its business as currently conducted, and, to the Company’s Knowledge, are not in violation of Applicable Law or any such material permits, licenses, authorizations or approvals that have been obtained by it except any such violation that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.9.	Intellectual Property.

4.9.1.	The Company and each of its Subsidiaries owns and has good and valid title to or a right to use, free and clear of any Encumbrance, all patents, patent applications, trademarks, service marks, logos, slogans, designs, copyrights, trade names, design registrations, and other intellectual property which are material to the conduct of the businesses of the Company and each of its Subsidiaries as currently conducted (all of the foregoing items collectively referred to as the “Intellectual Property”).

4.9.2.	(i) Neither the Company nor its Subsidiaries is currently subject to litigation contesting the validity of the ownership by the Company and/or any of its Subsidiaries of the Intellectual Property owned by the Company or its Subsidiaries, and the Company and its Subsidiaries have not received any written communications since January 1, 2021 which challenge such validity, nor is any prior challenge still pending; (ii) the Company has not received written notice since January 1, 2021 of a threatened claim or litigation contesting the validity of the ownership by the Company and/or any of its Subsidiaries of the Intellectual Property owned by them; (iii) the Company has no Knowledge of any material infringement or infringing use of any of the Intellectual Property owned by the Company by any person or entity; and (iv) to the Company’s Knowledge, no material infringement by the Company or any of its Subsidiaries of any intellectual property right or other proprietary right of any third party has occurred or will result in any way from the signing and execution of this Agreement or any of the other Transaction Agreements or the consummation of any or all of the transactions contemplated hereby and thereby, and the Company has not received any written claim since January 1, 2021 from any third party based upon an allegation of any such material infringement.

4.9.3.	Neither the Company nor any of its Subsidiaries are bound by any litigation settlement or consent court judgment which: (a) restricts their right to use any Intellectual Property owned by the Company or its Subsidiaries; (b) restricts their business in order to accommodate a third party’s intellectual property rights; or (c) permits any third party to use any Intellectual Property owned or controlled by them.

4.9.4.	Any and all rights in Intellectual Property owned by the Company or its Subsidiaries of any kind that were developed, or are currently being developed by any of the Company’s or its Subsidiaries’ employees during their employment by the Company or its Subsidiaries, or by any consultant or contractor during and as a result of their engagement with the Company or its Subsidiaries and that relate to the Company’s or its Subsidiaries’ business as currently conducted, have been assigned to it or them pursuant to a written agreement. The Company and each of its Subsidiaries have taken security measures to protect the secrecy, confidentiality and value of all the Intellectual Property owned by the Company or its Subsidiaries, which measures are reasonable and customary in the industry in which each operates except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.10.	Material Agreements. Each of the material agreements to which the Company or any of its Subsidiaries is a party that were required to be filed or furnished by the Company as an exhibit to the Annual Report were filed or furnished by the Company as exhibits to the Company Reporting Documents (each, a “Material Agreement”). All Material Agreements are valid and in full force and effect on the date hereof, and neither the Company nor, to the Company’s Knowledge, any other party, has violated any provision thereof, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a material default under the provisions of, any Material Agreement. The enforceability of any Material Agreement will not be affected in any manner by the existence of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereunder or thereunder.

4.11.	Labor Relations.

4.11.1.	There is not now nor, except as set forth in the Company Reporting Documents has there been or, to the Company’s Knowledge, been threatened since January 1, 2021, any material labor dispute, strike, slow-down, picketing, work-stoppage, or other similar material labor activity with respect to employees of the Company or any Subsidiary.

4.11.2.	In respect to the employment of their employees, the Company and its Subsidiaries act in compliance in all material respects with the provisions of Applicable Law, code (including code of conduct), agreement and arrangement, including, without limitation, with respect to employee safety. Except as described in the Company Reporting Documents, neither the Company nor any Subsidiary is bound by or subject to any written or oral, express or implied, contract, commitment or arrangement with any labor union.

4.11.3.	The Company and its Subsidiaries have timely paid to all their present and past employees all the amounts and payments due to them under law, agreement, collective bargaining agreement, arrangement or custom in the Company or the applicable Subsidiary for salaries, benefits and severance compensation, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have duly and timely made all required provisions for their employees with respect to severance pay, pensions and all other payments which are required by law, agreement, collective bargaining agreement, arrangement or custom to be made in respect of their employees and such provisions are properly reflected in the Financial Statements, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.12.	Environmental Matters.

4.12.1.	The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws (as defined below), except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect..

4.12.2.	The Company and its Subsidiaries have obtained all material permits, licenses and other authorizations that are required under applicable Environmental Laws to conduct their business as currently conducted as described in the Company Reporting Documents, and to the Company’s Knowledge, have filed all material reports, notices, assessments, plans, inventories, and applications required by Environmental Laws.

4.12.3.	To the Company’s Knowledge, neither the Company and its Subsidiaries nor their operations or any real property currently owned, operated or leased by the Company or its Subsidiaries is the subject of any pending investigation evaluating whether any remedial action is needed or required under applicable Environmental Laws.

4.12.4.	There have been no environmental investigations, audits, tests or reviews conducted by the Company or its Subsidiaries in relation to any real property owned or leased by the Company or its Subsidiaries since January 1, 2021 that have not been provided to the Purchaser.

For purposes hereof, the term “Environmental Laws” shall mean any Applicable Law, treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, restriction or requirement prescribed by governmental or local authorities or any agreement of the Company or any of its Subsidiaries with any governmental or local authority now in effect relating to human health and safety, the environment, recycling, or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

4.13.	Taxation.

4.13.1.	The Company and its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all material returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to taxes (“Tax Returns”) required to be filed with any Governmental Authority by the Company and (ii) have paid, or adequately reserved (in accordance with IFRS) on the most recent Financial Statements for the payment of, all material taxes (whether or not shown on any Tax Return) required to be paid.

4.13.2.	The Company is not aware of any outstanding dispute, audit, investigation, proceeding or claim with any relevant taxation authority in relation to any material liability or accountability of the Company for taxation, any material claim made by it, any material relief, deduction, or allowance afforded to it, or in relation to the status or characterization of the Company or any of its enterprises under or for the purpose of any provision of any legislation relating to taxation.

4.14.	Insurance. The Company’s and its Subsidiaries’ has insurance policies, which the Company believes are sufficient in respect of potential risks and liabilities arising in the conduct of its and its Subsidiaries’ businesses as currently conducted as described in the Company Reporting Documents. With respect to each such insurance policy: (i) to the Company’s Knowledge, the policy is legal, valid, binding, enforceable and in full force and effect; (ii) the consummation of the transactions contemplated by the Transaction Documents shall not conflict with, constitute a material default under or give others any rights of termination of the policy; (iii) neither the Company nor any Subsidiary, nor, to the Company’s Knowledge any other party to the policies, is in any material breach or default, and, to the Company’s Knowledge, no event has occurred which, with notice or lapse of time, would constitute such a material breach or default, or entitle termination, modification, or acceleration, under the policy; and (iv) to the Company’s Knowledge, no party to the policies has repudiated any provision thereof.

4.15.	Properties and Assets.

4.15.1.	The Company and its Subsidiaries have good title to all of their material tangible assets, including without limitation those reflected in the Financial Statements, free and clear of all Encumbrances, except for (i) Encumbrances as do not materially affect the value of such assets and do not materially interfere with the use made of such assets by the Company and the Subsidiaries, (ii) Encumbrances for current taxes not due and payable and (iii) Encumbrances imposed by law and incurred in the Ordinary Course of Business for obligations not past due.

4.15.2.	Except as set forth in the Company Reporting Documents, neither the Company nor any Subsidiary owns any real property. Each material lease, sublease, master lease, license or occupancy agreement for or with respect to any real property leased or used by the Company or any Subsidiary thereof is described in the Company Reporting Documents (the “Real Property Leases”).

4.15.3.	With respect to each Real Property Lease: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity; (ii) neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party to such Real Property Lease is in material breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both, would constitute such a material breach or default or permit termination, modification or acceleration under such Real Property Lease; and (iii) neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged or encumbered any interest in such Real Property Lease (excluding, for the avoidance of doubt, subleases that are not material).

4.15.4.	The facilities subject to a Real Property Lease (each, a “Leased Facility”) are in materially in good operating condition and repair and free from any defects, reasonable wear and tear excepted, and are suitable for the uses for which they are currently being used. The Company has received no written notice of any pending or threatened condemnation proceeding, lawsuit or administrative action relating to any Leased Facility, or other matters adversely affecting the current use or occupancy of any Leased Facility.

4.16.	Brokers. No person engaged by the Company has acted, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement. The Company has not entered into any contract, arrangement or understanding with any person which may result in the obligation of the Company or the Purchaser or any of their respective affiliates to pay any finder’s fee or like payment in respect of the transactions contemplated by this Agreement.

4.17.	Related Party Transactions.

4.17.1.	Except as set forth in the Company Reporting Documents and arising in connection with this Agreement and the other Transaction Documents (a) to the Company’s Knowledge, no Related Party (as defined below) has any direct or indirect interest in any material asset currently used in or otherwise relating to the business of the Company or any of its Subsidiaries as currently conducted; (b) no Related Party is indebted to the Company or any of its Subsidiaries; and (c) since January 1, 2021, no Related Party has entered into, or to the Company’s Knowledge, has had any direct or indirect financial interest in, any agreement, transaction or business relationship with the Company or any of its Subsidiaries, other than employment agreements, indemnification and exculpation agreements and option agreements and other equity-based compensation agreements.

For purposes of this Agreement, “Related Party” means any person or entity who is an “Interested Party” (“בעל ענין”), or a “Relative” (“קרוב”) of an “Interested Party” or of a “Relative” thereof, as such terms are defined in the Companies Law.

4.17.2.	All transactions of the Company or any of its Subsidiaries with Related Parties entered into since January 1, 2021, have been duly authorized by the Company or its Subsidiaries (as the case may be) in accordance with Applicable Law.

4.18.

Government Sponsored Programs.

The Company Reporting Documents describe all material grants and other benefits, including tax benefits, received or applied for by the Company and/or any of the Subsidiaries from any Governmental Entity that are pending or outstanding as of the date hereof. The Company and each of the Subsidiaries are each in compliance in all material respects with the terms and conditions of any such material grants and benefits which have been approved and with all obligations and undertakings towards such authorities.

4.19.	Preclinical Development and Clinical Trials. The Company has not received any written notices or correspondence from the FDA (as defined below) or any other Governmental Entity or any Institutional Review Board or comparable authority requiring the termination, suspension or material modification of any studies, tests, preclinical development or clinical trials currently being conducted by or on behalf of the Company and its Subsidiaries.

4.20.	FDA Approvals. The Company and its Subsidiaries possess all material permits, licenses, registrations, certificates, authorizations, orders and approvals required by the U.S. Food and Drug Administration (“FDA”) or, to the Company’s Knowledge, any other federal, state or foreign agencies or bodies engaged in the regulation of drugs or pharmaceuticals, in each case, necessary to conduct its and its Subsidiaries’ businesses as currently conducted as described in the Company Reporting Documents. The Company and its Subsidiaries have not received any written notice since January 1, 2021 of proceedings relating to the suspension, modification, revocation or cancellation of any such material permit, license, registration, certificate, authorization, order or approval, nor are there any still pending.

4.21.	FDA Regulation The Company is and since January 1, 2021 has been in compliance in all material respects with all applicable laws administered or issued by the FDA or, to the Company’s Knowledge, any similar Governmental Entity, including the Federal Food, Drug, and Cosmetic Act regarding developing, testing, manufacturing, marketing, distributing or promoting the products of the Company and its Subsidiaries, or complaint handling or adverse event reporting.

4.22.	Full Disclosure. This Agreement, the exhibits and schedules thereto and other documents delivered to the Purchaser in connection herewith do not contain any untrue statement of a material fact and do not omit to state a material fact necessary in order to make the statements contained herein not misleading.

5.	Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date and acknowledges that the Company is entering into this Agreement in reliance thereon, as follows:

5.1.	Due Organization. The Purchaser is made up of two limited partnerships duly formed and validly existing under the laws of their respective jurisdictions.

5.2.	Validity of Transaction. The Purchaser has all requisite power and authority to execute, deliver and perform the Agreement and the other Transaction Documents to which it is a party (including all exhibits thereto, if applicable) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. All necessary proceedings under the Purchaser’s governing documents and Applicable Law have been duly taken by the Purchaser to authorize the execution, delivery, and performance of the Agreement and the other Transaction Documents to which it is a party and no other proceedings on the part of the Purchaser shall be necessary to authorize this Agreement and each of the other Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which it is a party, have been or will be duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the other parties thereto, constitute legal, valid, and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

5.3.	No Conflict. The execution and delivery by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party do not conflict with or violate any provision of the Purchaser’s formation or organizational documents or any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Purchaser. The performance by the Purchaser of its obligations under this Agreement and each of the other Transaction Documents to which it is a party will not (i) conflict with or violate any provision of the Purchaser’s formation or organizational documents or any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Purchaser, or (ii) other than the ICA Approval, require any consent, approval, authorization or permit of or filing with or notification to any Governmental Entity or other third party.

5.4.	Management. The Purchaser is under the management of FIMI 7 2000 Ltd. (“FIMI Management”). FIMI Management has the full and exclusive power to take any and all actions on behalf of the Purchaser and exercise all rights of such entities with respect to their interests and the purchase of the Closing Shares.

5.5.	Purchase for Own Account. The Purchaser understands that the Closing Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Purchaser’s investment intention. In this connection, the Purchaser hereby represents that it intends to acquire the Closing Shares for its own account for investment and not with a view to distribution or resale thereof.

5.6.	Reliance on Exemptions. The Purchaser understands that the Closing Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and the prospectus requirements of the laws of the State of Israel and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Closing Shares.

5.7.	Purchaser Status. At the time the Purchaser was offered the Closing Shares, it was, and as of the date hereof it is an “accredited investor” as defined in Regulation D under the Securities Act.

5.8.	Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Closing Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Closing Shares and, at the present time, is able to afford a complete loss of such investment. The Purchaser further acknowledges that the Company may possess material non-public information (collectively, the “MNPI”) and that any such MNPI may be known to the Purchaser through its representatives on the Company’s Board. The Purchaser waives any claim it may have against the Company, it officers, directors, employees, affiliates, agents or representatives, under Applicable Law or otherwise, as a result of such MNPI (if any) not yet being disclosed by the Company to the public.

5.9.	General Solicitation. The Purchaser is not purchasing the Closing Shares as a result of any advertisement, article, notice or other communication regarding the Closing Shares published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet or presented at any seminar or meeting any other general advertisement.

5.10.	Restricted Securities. The Purchaser understands that the Closing Shares will be characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the Securities Act and that under such laws and applicable regulations such Closing Shares may be resold without registration under the Securities Act only in certain limited circumstances. Purchaser acknowledges that the Closing Shares must be held indefinitely unless subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available. Purchaser is aware of the provisions of Rule 144 under the Securities Act, which permit limited resale of securities purchased in a private placement.

5.11.	Legends. The Purchaser consents to the placement of a legend on any certificate or other document evidencing the Closing Shares that such securities have not been registered under the Securities Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Purchaser is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of the Closing Shares. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

5.12.	Israeli Resale Restrictions. The Purchaser is aware that the resale of the Closing Shares may be subject to certain restrictions under the Israeli Securities Law, 1968 and the regulations promulgated thereunder, and therefore, the resale of the Closing Shares on the TASE may be subject to such restrictions. Purchaser undertakes to comply with such restrictions with respect to the resale of the Closing Shares on the TASE.

5.13.	Independent Advice. Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Closing Shares constitutes legal, tax or investment advice.

5.14.	Brokers. No person engaged by the Purchaser has acted, directly or indirectly, as a broker, finder or financial advisor in connection with the transactions contemplated by this Agreement.

5.15.	No Derogation. Nothing set forth in this Section 5 shall be deemed to derogate from or otherwise prejudice the Purchaser’s reliance on the representations and warranties of the Company set forth in Section 4 above.

6.	Conditions to Closing.

6.1.	Conditions Precedent to the Obligation of the Purchaser to Close. The obligation hereunder of the Purchaser to purchase the Closing Shares and pay the Purchase Price therefor is subject to the fulfillment at or prior to the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Purchaser, which waiver shall be at the sole discretion of the Purchaser.

6.1.1.	Accuracy of Company’s Representations and Warranties. Each of the representations and warranties of the Company shall be true and correct in all respects as of the date when made and shall be true and correct in all material respects as of the Closing, as though made again at that time (unless, in each case, any such representation or warranty of the Company speaks as of a specific date therein, in which case such representation or warranty shall be true and correct in all material respects as of such date).

6.1.2.	Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

6.1.3.	All Deliverables Ready. All documents and other items to be delivered to the Purchaser at the Closing, as specified in Section 2.2.1 above, shall be duly executed, ready for delivery to the Purchaser, and in the form attached hereto or otherwise in form and substance satisfactory to counsel for the Purchaser.

6.1.4.	No Legal Proceedings. No administrative agency, commission, regulatory or governmental or judicial body or any other person shall have commenced, or made any determination in writing to commence, any legal proceeding challenging, preventing, enjoining, restraining, prohibiting or otherwise making this Agreement or the transactions contemplated hereby or by any other Transaction Document illegal, and no temporary or permanent restraining order, injunction or other order shall have been issued by any administrative agency, commission, regulatory or governmental or judicial body which has or could have the effect of limiting or restricting the Purchaser’s ownership or voting of the Closing Shares, nor shall there be pending or threatened any suit, action or proceeding seeking the foregoing.

6.1.5.	No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date hereof and until the Closing, provided, however, that for the purpose of this Section 6.1.5 none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any event, change, circumstance, effect or other matter resulting from or related to (i) any outbreak or escalation of war or major hostilities or any act of terrorism, unless the Company and its Subsidiaries are disproportionately impacted by such effects relative to other similar companies operating in the same industry, (ii) changes in Applicable Laws, IFRS or enforcement or interpretation thereof, (iii) changes that generally affect the industries and markets in which the Company or its Subsidiaries operate, unless the Company and its Subsidiaries are disproportionately impacted by such effects relative to other similar companies operating in the same industry, (iv) changes in financial markets, general economic conditions or political conditions, unless the Company and its Subsidiaries are disproportionately impacted by such effects relative to other similar companies operating in the same industry, (v) any action taken or failed to be taken pursuant to this Agreement or at the written request of, or consented to in writing by, the Purchaser, or (vi) the execution or delivery of this Agreement, the consummation of the transactions contemplated by this Agreement or the public announcement thereof.

6.1.6.	Required Approvals and Notices. The Company shall have obtained or submitted, as applicable, all Required Approvals and Notices set forth in Section 1 of Exhibit 4.5.2 for the consummation of the transactions contemplated hereby and all such Required Approvals and Notices shall be in full force and effect.

6.2.	Conditions Precedent to the Obligations of the Company to Close. The obligation hereunder of the Company to issue and sell the Closing Shares to the Purchaser is subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Company, which waiver shall be at the sole discretion of the Company.

6.2.1.	Accuracy of the Purchaser’s Representations and Warranties. Each of the representations and warranties of the Purchaser shall be true and correct in all respects as of the date when made and shall be true and correct in all material respects as of the Closing, as though made again at that time (unless, in each case, any such representation or warranty of the Purchaser speaks as of a specific date therein, in which case such representation or warranty shall be true and correct in all material respects as of such date).

6.2.2.	Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing.

6.2.3.	All Deliverables Ready. The documents to be delivered to the Company at the Closing, as specified in Section 2.2.2 above, shall be duly executed and ready for delivery to the Company, and in the form attached hereto or otherwise in form and substance satisfactory to counsel for the Purchaser.

6.2.4.	No Legal Proceedings. No administrative agency, commission, regulatory or governmental or judicial body or any other person shall have commenced or threatened in writing (or made any determination) to commence any legal proceeding challenging, preventing, enjoining, restraining, prohibiting or otherwise making this Agreement or the transactions contemplated hereby or by any other Transaction Document illegal.

6.3.	Conditions Precedent to the Obligations of each Party to Close. The respective obligations hereunder of each Party are subject to the fulfillment at or before the Closing of the following conditions.

6.3.1.	Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

6.3.2.	ICA Approval. The ICA Approval, which approval shall be unconditional or if conditional any condition (i) does not require the Purchaser, the Company or any of their respective affiliates to dispose of material assets or business; or (ii) would not materially impair the ability of the Purchaser, the Company or any of their respective affiliates to continue to conduct their respective businesses following the Closing substantially in the manner conducted immediately prior to the Closing.

6.4.	Termination.

6.4.1.	If any of the conditions set forth in Section 6.1, Section 6.2 or Section 6.3 is neither satisfied nor waived until the later of 180 days of the date hereof (the “Outside Date”), each Party for whose benefit such condition must be satisfied (in the case of Section 6.1, the Purchaser; in the case of Section 6.2, the Company; and in the case of Section 6.3, either Party), may terminate this Agreement by written notice to the other Party, provided that if on the Outside Date all of the conditions to Closing, other than the conditions set forth in Section 6.3.2, shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended one time for an additional 90 days.

6.4.2.	In the event of termination of this Agreement pursuant to Section 6.4.1. above, there will be no liability on the part of the Purchaser or the Company under this Agreement and any other agreement or undertaking made or delivered hereunder; provided that if such termination shall result from the (i) willful failure of either Party to fulfill a condition to the performance of the obligations of the other Party or (ii) failure to perform a covenant with respect to filings pursuant to Section 7.3 (Regulatory Filings), such Party shall be fully liable for any and all damages, losses and liabilities incurred or suffered by the other Party as a result of such failure.

7.	Covenants.

7.1.	Operations in the Ordinary Course. From the date hereof and until the Closing, except for the transactions contemplated under this Agreement and the other Transaction Documents, the Company shall, and shall cause its Subsidiaries to, conduct and operate their businesses in the Ordinary Course of Business. Without derogating from the forgoing, any conduct or action that has been approved by the Board shall be deemed to be in the Ordinary Course of Business.

7.2.	Access to Books and Records. During the period following the date hereof until the Closing, the Purchaser, its agents and representatives shall be given access to the books and records of the Company and its Subsidiaries and to the premises of the Company and its Subsidiaries during normal working hours upon reasonable prior notice and the Company shall, upon request, furnish such information regarding the business and affairs of the Company and its Subsidiaries as the Purchaser may require.

7.3.	Regulatory Filings and Correspondence. As soon as practicable following the date hereof, each of the Company and the Purchaser shall file with any Governmental Entity any filings (including without limitation any regulatory filings) that are required with respect to the transactions contemplated by this Agreement, including without limitation, the filing with the Director General of the Israel Competition Authority to obtain the ICA Approval (the “Regulatory Filings”); provided that the Company’s Regulatory Filings must be reasonably approved by the Purchaser’s counsel prior to filing, and each of the Company and the Purchaser shall use its reasonable best efforts to obtain all approvals required for the consummation of the transactions contemplated by this Agreement. Each Party shall use its reasonable best efforts to consult with the other Party and obtain the prior approval of the other Party prior to corresponding with any Governmental Authority, in connection with the consummation of the transactions contemplated by this Agreement.

7.4.	Notification of Certain Matters. The Company shall give prompt notice to the Purchaser of: (i) the occurrence or non-occurrence of any event, which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in all material respects at or prior to the Closing, (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (iii) any matter hereafter arising or discovered that, if existing or known by the Company on the date hereof, would have been required to be disclosed to the Purchaser.

7.5.	Company Shareholders’ Meeting. The Company shall establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of the Company (the “Special Meeting”) for the purpose of obtaining the Company Shareholder Approval. The Special Meeting shall be scheduled to be held as soon as practicable following the date hereof, to a date which is 5 business days following the Company’s announcement, by press release, of its applicable quarterly unaudited financial results.

8.	Post-Closing Covenants.

8.1.	Indemnification.

8.1.1.	The representations and warranties of the Company in this Agreement shall terminate and expire at Closing and thereafter there shall be no liability on the part of the Company or any its affiliates, directors, officers, managers, employees, agents or representatives, and no claim shall be made by the Purchaser or any of its affiliates, directors, officers, members, managers, employees, agents or representatives, in respect thereof, except for the representations and warranties set forth only in Sections 4.6.1 and 4.6.2 (Financial Statements; Company Reporting Documents), which shall survive the execution and delivery of this Agreement and the Closing until the lapse of 12 months from the Closing.

8.1.2.	Subject to the limitations set forth in this Section 8.1, the Company shall indemnify, defend and hold harmless the Purchaser, its members, managers, officers and employees (each, an “Indemnified Party”) from and against any and all losses, costs, damages, liabilities, obligations, fines, deficiencies and expenses, but excluding punitive or exemplary damages (collectively, “Damages”) resulting from, in connection with or arising out of, any inaccuracy in any representation or warranty of the Company set forth in Sections 4.6.1 and 4.6.2 (Financial Statements; Company Reporting Documents). In the event an Indemnified Party has a claim against the Company under this Section 8.1, such Indemnified Party shall deliver notice of such claim (which claim shall be described with reasonable specificity in such notice) with reasonable promptness to the Company (“Claim Notice”). The failure by such Indemnified Party to so notify the Company shall not relieve the Company from any liability which it may have, except to the extent that the Company demonstrates that it has been actually prejudiced by such failure. If the Company has disputed its liability with respect to such claim, as provided above, such Indemnified Party and the Company shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, Indemnified Party shall be entitled to refer such dispute to be resolved by litigation in an appropriate court of competent jurisdiction subject to Section 9.2.

8.1.3.	The Company shall only be liable under this Section 8.1 if the cumulative amount of all Damages incurred hereunder exceeds US$600,000, at which time the Company’s liability shall be for the full amount of Damages from the first US$.

8.1.4.	In no event shall the Company be liable hereunder to aggregate Damages or reimbursement in connection with a breach or inaccuracy of a warranty or representation in excess of the Purchase Price.

8.1.5.	None of the limitations set forth in Sections 8.1.2 and 8.1.3 shall apply in case of fraud or willful misconduct by or on behalf of the Company. For such purpose, “willful misconduct” shall mean any intentional or conscious act or omission as constitutes, in effect, an intentional or reckless disregard of any provision of this Agreement.

8.1.6.	Nothing in this Agreement, other than Section 5 (Representations and Warranties of the Purchaser), shall derogate from or supplement Purchaser’s right to enjoy or benefit from any compensation (whether in cash or in any other form) awarded to shareholders of the Company by a court of competent jurisdiction, under or in connection with a class action initiated against the Company by shareholders of the Company other than the Purchaser or any person or entity (including partnerships affiliated with the Purchaser) on its behalf; it being clarified that in no event shall the Indemnified Parties be entitled to double recovery for any indemnifiable Damages.

8.1.7.	The Company shall be entitled to any defenses available under applicable securities laws in connection with any claim against the Company under this Section 8.1.

9.	Miscellaneous.

9.1.	Further Assurances. Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intention of the Parties as reflected hereby.

9.2.	Governing Law; Dispute Resolution. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provision thereof. Any claim arising under or in connection with this Agreement shall be resolved exclusively by the appropriate court in Tel Aviv-Jaffa, Israel. Each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts and waives and agrees not to assert any objection to the jurisdiction or convenience thereof.

9.3.	Successors and Assigns; Assignment. Except as otherwise expressly stated to the contrary herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law (“Ha’avara Al Pi Din”), heirs, executors, and administrators of the Parties. The obligations under this Agreement may not be assigned by a Party without the prior written consent of the other Party.

9.4.	Entire Agreement; Amendment and Waiver. This Agreement and the other Transaction Documents and the exhibits and schedules hereto and thereto constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof. All prior understandings and agreements among the Parties in respect of the subject matters hereof and thereof are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged (either prospectively or retroactively, and either generally or in a particular instance), by a written instrument signed by all the Parties to this Agreement.

9.5.	Notices, etc. All notices required or permitted hereunder to be given to a Party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery (or if the delivery day is not a business day – on the following business day); (ii) if given by facsimile or email transmission, on the day on which such transmission is sent and confirmed (or if the transmission day is not a business day – on the following business day); (iii) if given by air courier, five business days following the date it was sent; or (iv) if mailed by registered mail, return receipt requested, one business day following the date it was received, to such Party’s address as set forth below or at such other address as such Party shall have furnished to each other Party in writing in accordance with this provision:

If to the Purchaser:

FIMI 7 2000 Ltd.

Alon Tower 2, 94 Yigal Alon St.
Tel-Aviv 6789139, Israel

Tel: +972-3-5652244
Fax: +972-3-5652245
Attn.: Chief Executive Officer

With a copy to (which shall not constitute a notice):

Sharon Amir, Adv.; Tuvia Geffen, Adv., Adi Lahat, Adv.
Naschitz, Brandes, Amir & Co.
5 Tuval Street
Tel-Aviv 6789717 Israel
Facsimile: +972-3-623-5021

Email: samir@nblaw.com; tgeffen@nblaw.com;
alahat@nblaw.com

If to the Company:

Kamada Ltd.

2 Holzman Street

Science Park, P.O. Box 4081

Rehovot 7670402

Israel

Tel: +972-8-9406472

Fax: ________________

Attn.: Chief Financial Officer

With a copy to (which shall not constitute a notice):

Raz Tepper, Adv.

FISCHER (FBC & Co.)

146 Menachem Begin Rd.

Tel Aviv 6492103, Israel

Tel: +972-3-6944194
Fax: +972-3-6912948
Email: rtepper@fbclawyers.com

or such other address with respect to a Party as such Party shall notify each other Party in writing as above provided.

9.6.	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative.

9.7.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under Applicable Law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by Applicable Law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

9.8.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

9.9.	Heading, Preamble and Exhibits. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The Preamble and Exhibits are an integral and inseparable part of this Agreement.

9.10.	Expenses. Each Party hereto shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the related agreements and the consummation of the transactions contemplated hereby and thereby, except that at the Closing, the Company shall reimburse the costs and expenses incurred by the Purchaser in connection with the negotiation and consummation of the transactions contemplated hereunder and under the other Transaction Documents in an aggregate amount of US$40,000 plus applicable value added tax.

9.11.	Counterparts. This Agreement may be executed by exchange of .pdf documents by email, facsimile and in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other Parties, it being understood that all parties need not sign the same counterpart.

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IN WITNESS WHEREOF the Parties have signed this Share Purchase Agreement as of the date first hereinabove set forth.

Company:

Kamada Ltd.

By:
Name:
Title:

Purchaser:

FIMI Opportunity 7, L.P.	FIMI Israel Opportunity 7, Limited Partnership

By:	By:
Name:	Name:
Title:	Title:

[Signature Page to Share Purchase Agreement]

Exhibit A

Purchaser Allocation

Name	Purchase Price	Shares
FIMI Opportunity 7, L.P.	$23,328,000	4,911,158
FIMI Israel Opportunity 7, Limited Partnership	$36,672,000	7,720,421
	$60,000,000	12,631,579